Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
AMERICAN OUTDOOR BRANDS, INC.

American Outdoor Brands, Inc. (hereinafter called the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

1.
The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the text and title of Section 6 of Article FIFTH thereof in its entirety and inserting the following in lieu thereof:

“Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend, and repeal the bylaws of the Corporation. In addition to any affirmative vote required by this Certificate of Incorporation, any bylaw that is to be made, altered, amended, or repealed by the stockholders of the Corporation shall receive the affirmative vote of the holders of at least a majority in voting power of the then outstanding shares of stock of the Corporation generally entitled to vote, voting together as a single class.”

2.
The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by deleting the last sentence of Article EIGHTH thereof in its entirety.

3.
The foregoing amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed and acknowledged this 27th day of November, 2024.

AMERICAN OUTDOOR BRANDS, INC.

By:	/s/ Brian D. Murphy
Name:	Brian D. Murphy
Title	President, Chief Executive Officer and Director